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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13D-2(B)
                               (AMENDMENT NO. 2)*


                       ELECTRONIC DATA SYSTEMS CORPORATION
                       -----------------------------------
                                (NAME OF ISSUER)


COMMON STOCK, $0.01 PAR VALUE                                   285661 10 4
-----------------------------                                   -----------
(TITLE OF CLASS OF SECURITIES)                                 (CUSIP NUMBER)


                                DECEMBER 31, 1999
             -------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



                   Check the appropriate box to designate the
                 rule pursuant to which this Schedule is filed:

                                [x] Rule 13d-1(b)
                                [_] Rule 13d-1(c)
                                [_] Rule 13d-1(d)


*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required is the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page(s))
                                 (Page 1 of 6)

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
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CUSIP No.                      285661 10 4                                     13G                              Page 2 of 6
------------------------------ --------------------------------------------            ---------------------------------------------

------------ --------------------------------------------------- -------------------------------------------------------------------
  1          NAMES OF REPORTING PERSONS:                         INVESTMENT FUNDS COMMITTEE OF THE BOARD OF DIRECTORS OF GENERAL
                                                                 MOTORS CORPORATION, AS A NAMED FIDUCIARY OF CERTAIN PENSION FUNDS.
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
                                                                            NOT APPLICABLE
------------ ----------------------------------------------------------------------------------------------------- -----------------
  2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                             (A) [_]
                                                                                                                           (B) [_]
------------ -----------------------------------------------------------------------------------------------------------------------
  3          SEC USE ONLY

------------ --------------------------------------------------- -------------------------------------------------------------------
  4          CITIZENSHIP OR PLACE OF ORGANIZATION:               NOT APPLICABLE

------------------- ------ ------------------------------------------------ --------------------------------------------------------
  NUMBER OF           5    SOLE VOTING POWER:                               -- (SEE ITEM 4)
   SHARES
                    ------ ------------------------------------------------ --------------------------------------------------------
BENEFICIALLY          6    SHARED VOTING POWER:                             77,073,652 (SEE ITEM 4)
  OWNED BY
                    ------ ------------------------------------------------ --------------------------------------------------------
    EACH              7    SOLE DISPOSITIVE POWER:                          -- (SEE ITEM 4)
  REPORTING
                    ------ ------------------------------------------------ --------------------------------------------------------
 PERSON WITH          8    SHARED DISPOSITIVE POWER:                        77,073,652 (SEE ITEM 4)

------------ -------------------------------------------------------------- --------------------------------------------------------
  9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  77,073,652 (SEE ITEM 4)

------------ ----------------------------------------------------------------------------------------------------- -----------------
  10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:                                           [_]

------------ ----------------------------------------------------------------------------------------------------- -----------------
  11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                   16.4% (SEE ITEM 4)
------------ --------------------------------------------------- -------------------------------------------------------------------
  12         TYPE OF REPORTING PERSON:                           OO

------------ --------------------------------------------------- -------------------------------------------------------------------

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
ITEM 1

(a)        NAME OF ISSUER:

           Electronic Data Systems Corporation

(b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           5400 Legacy Drive
           Plano, Texas  75024

ITEM 2

(a)        NAME OF PERSON FILING:

Investment Funds Committee (the "Committee") of the Board of Directors of General Motors Corporation ("GM"), as a named fiduciary under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), for the General Motors Hourly-Rate Employees Pension Plan (the "Plan"). As of December 31, 1999, the members of the Committee were Messrs. C.T. Fisher III (Chairman), P.N. Barnevik, G.D.C. Fisher, J.W. Marriott, Jr., J.G. Smale and J.F. Smith, Jr.

(b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:


           Principal Business Office:
           -------------------------

           c/o General Motors Corporation
           767 Fifth Avenue
           New York, New York  10153
           Attention:  Chief Investment Funds Officer

(c)        CITIZENSHIP:

           Not applicable

(d)        TITLE OF CLASS OF SECURITIES:

                     Common Stock, $0.01 par value (the "Common Stock")

(e)        CUSIP NUMBER:   285661-10-4

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR RULE 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                               (f) [x]    An employee benefit plan or
                                          endowment fund in accordance with Rule
                                          13d-1(b)(1)(ii)(F).


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
ITEM 4               OWNERSHIP.

(a)-(c)
                               Subject to the discussion below, as of December
                     31, 1999, the Committee may be deemed the beneficial owner, on behalf of the Plan, for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), of a total of 77,073,652 shares of Common Stock, representing approximately 16.4% of the shares of Common Stock outstanding (based on the 470,781,539 shares outstanding as of October 31, 1999 as reported in the Issuer's Form 10-Q for the quarterly period ended September 30, 1999), as to all of which shares the Committee may be deemed to share the power to direct the voting or disposition thereof.

                               The Committee is a named fiduciary (in accordance
                     with ERISA) of the Plan and in such capacity has and exercises the power to appoint, and terminate the appointment of, investment managers for holdings of securities or other property contributed to the Plan by GM. The Committee, as a named fiduciary for the Plan, has also retained General Motors Investment Management Corporation ("GMIMCo"), a wholly-owned subsidiary of GM that is registered with the U.S. Securities and Exchange Commission as an investment adviser under the Investment Advisers Act of 1940, as amended, to perform certain investment management and administrative functions for the Plan, including to appoint independent investment managers for all other holdings of the Plan. GMIMCo has appointed various independent investment managers for the Plan, some of whom have authority to cause the Plan to acquire publicly traded equity securities, including shares of Common Stock.

                               Pursuant to appointment by the Committee, at
                     December 31, 1999, United States Trust Company of New York ("U.S. Trust"), as trustee and investment manager, held and had the power to vote and dispose of 77,073,652 shares of Common Stock owned by the Plan, representing approximately 16.4% of the outstanding shares of Common Stock.

                               Neither the Committee nor GMIMCo has directed
                     U.S. Trust with respect to the voting or the disposition or continued ownership by the Plan of any shares of Common Stock over which they had management. Although the Committee does not exercise voting or dispositive powers with respect to any shares of Common Stock owned by the Plan, it may be deemed to be a beneficial owner, on behalf of the Plan, for purposes of Sections 13(d) and 13(g) of the Act of the shares of Common Stock held in trust and managed for the Plan by U.S. Trust because it has the power under certain circumstances to terminate within 60 days the appointment of U.S. Trust as trustee and investment manager for the Plan with respect to such shares. Notwithstanding the foregoing, the filing of this statement is not an


                                       4
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                     admission that the Committee is, for the purposes of
                     Section 13(d) or 13(g) of the Act, a beneficial owner of any of the securities covered by this statement and such beneficial ownership is disclaimed.

ITEM 5               OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not applicable.

ITEM 6               OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                     PERSON.

           Not applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not applicable.

ITEM 8               IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.

ITEM 9               NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.

ITEM 10              CERTIFICATIONS.

(a)
                               By signing below I certify that, to the best of
                     my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                       5
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                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:     February 11, 2000


                                    By: R. Charles Tschampion
                                        ----------------------------------------
                                        Name: R. Charles Tschampion
                                        Title: Managing Director, Investment
                                               Strategy & Asset Allocation
                                               and Representative of the
                                               Investment Funds Committee of
                                               the Board of Directors of
                                               General Motors Corporation (*)


           (*) Certification of authorization to sign this statement has been filed with the Commission as Exhibit 1 to the reporting person's Amendment No. 1 dated April 10, 1995 to its Schedule 13G respecting Class E Common Stock of General Motors Corporation, and is hereby incorporated by reference.








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